Via Facsimile and U.S. Mail
Mail Stop 6010

March 18, 2008

Mr. Daniel Movens
Chief Executive Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, MI 48202

Re: **Caraco Pharmaceutical Laboratories, Ltd.**
       Form 10-K for the Year Ended March 31, 2007
       Filed May 14, 2007
       File No. 001-31773

Dear Mr. Movens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – March 31, 2007

Item 1. Business, page 1

Sun Pharmaceutical Industries Limited, page 4

1. It appears from your disclosures on pages 4 and 5 of your Form 10-K that you may have entered into the following agreements with Sun Global and/or Sun Pharma that have not been filed as exhibits to your Form 10-K.

    - The 2004 amendment to your products agreement with Sun Global;

- Any agreements related to the supply of raw materials and formulations or the acquisition of machinery and equipment by Sun Pharma or its subsidiaries; and
- The contract manufacturer and/or distributor agreements entered into in December 2004 and January 2005.

Please file copies of these agreements. Alternatively, if you do not believe that any of the above listed agreements are material contracts pursuant to Item 601(b) of Regulation S-K, please provide us with an analysis supporting your determination that the agreement is not required to be filed.

Sales and Customers, page 5

2. As disclosed on pages 5 and 6 of your Form 10-K, sales made to or through Amerisource-Bergen Corporation, McKesson Corporation and/or Cardinal Health accounted for 58% company's net sales in fiscal 2007 and 72% of the company's gross sales in fiscal 2006. If you have any written agreements or summaries of any oral agreements with any of these third parties, please (a) file copies of such agreements or (b) provide us with an analysis supporting your determination that they are not required to be filed under Item 601(b)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and analysis of Financial Condition…, page 20

Fiscal 2007 – April 1, 2006 to March 31, 2007 (Unaudited), page 31

3. Please revise this table to cover the two most recent fiscal years. In addition, include quarterly gross profit. Use the labeling that is consistent with your statements of operations. For example, your use of "net profit" here, which appears to represent "net income" on your statements of operations, is confusing. Refer to Item 302 of Regulation S-K.

Financial Statements, page F-1

Notes to Financial Statements, page F-10

1. Organization and Summary of Significant Accounting Policies, page F-10

Research and Development Costs, page F-19

4. It appears from other portions of your filing that shares issued to Sun Global in connection with these exchanges are issued at the time that bioequivalency studies are completed. Please revise your disclosure herein to clarify when in the FDA's ANDA process the exchange takes place.

7. Stockholders' Equity (Deficit), page F-25

Preferred Stock, page F-25

5. Your disclosure in note 1 on F-20 indicates that you base the fair value of preferred shares on an independent valuation. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, also include the consent of the independent valuation firm. Please tell us the assumptions that were used in the valuation and how the trading price of your common shares entered into these assumptions given the one-to-one conversion ratio. In your response to us, address why the value of the preferred shares appears to be lower than that of your common stock.

11. Concentrations and Commitments, page F-30

Major Customers, page F-30

6. Please revise to disclose the amount for each of the three major customers referenced in this note to the extent that the customer exceeds 10% of your net revenue. Refer to paragraph 39 of SFAS 131. Similarly revise the section Sales and Customers" on page 5.

12. Other Matters, page F-31

Product Development, page F-35

7. Please disclose the aggregate amount of your possible future milestone payments and the events that would trigger these payments. Include similar disclosure related to your contractual obligations within management's discussion and analysis in either tabular format to the extent possible or in footnote format.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Components of Compensation-Executive Officers, incorporated from page 11 of the definitive proxy statement filed 7/30/07

8. You state on page 12 of your proxy statement that you target to be between the median and the 75th percentile of "general survey market data derived from indices covering these same components for pharmaceutical companies and other publicly traded companies of comparable size." This disclosure appears to indicate that you have engaged in benchmarking of total compensation or material

elements of compensation. In that regard, please revise your disclosure to identify the name of each of the companies which are included in your peer group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Bonus, incorporated from page 12 of the definitive proxy statement filed 7/30/07

9. Please revise your disclosure to provide more information regarding the performance criteria and target levels for fiscal year 2007 executive compensation in connection with (a) the company performance objectives and goals and (b) the objectives and goals relating to the functional area and individual performance of each particular executive officer. In addition, please include not only a complete description of the specific company and individual goals which are established for each executive officer, but also how these goals determine each officer's annual bonus. For example, if one of the company performance goals relates to a set amount of cash flow, please state the amount or level of cash flow and how that amount determines in whole or in part each officer's annual bonus. As another example, if one of the individual goals relates to a targeted level of product development, please state the specific target level and how that target determines in whole or in part such officer's annual bonus.

* * * *

Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney at (202) 551-3575 or Jeff Riedler, Assistant Director at (202) 551-3715 with question on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant